EXHIBIT 1
                                    ---------

               ELBIT MEDICAL IMAGING LTD. ANNOUNCES FOURTH QUARTER
                             AND FISCAL 2002 RESULTS
                             -----------------------

TEL AVIV, ISRAEL, APRIL 10, 2003 - ELBIT MEDICAL IMAGING LTD. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the quarter and year ended December 31, 2002.

Net profit for the year ended  December 31, 2002 amounted to  approximately  NIS
41.1  million   (approximately   $8.7   million)   compared  with  a  profit  of
approximately NIS 108 million in the corresponding period last year.

Net profit for the three-month period ended December 31, 2002 amounted to approximately NIS 40.3 million (approximately $8.5 million) as compared with a profit of approximately NIS 26 million in the corresponding period of the preceding year.

In the reported quarter, the group paid to its minority shareholders in a subsidiary company a cash dividend of $1.10 per share.

In the first quarter of 2002, the Company completed the acquisition of three entertainment and commercial centers in Hungary as well as the opening of five entertainment and commercial centres in Hungary and Poland, some at the end of 2001.

Following completion of the acquisition and the opening of the aforementioned commercial centers, the Company owns 18 active entertainment and commercial centers, of which 15 are located in Hungary and 3 in Poland. These centers are expected to yield a representative annual income turnover of approximately NIS 300 million ($63.4 million) and are characterized by a rate of gross profit estimated at 45% to 48%.

The following table itemizes the breakdown of the group's revenues and gross profit by activity sectors:

(Data in NIS millions)

CONSOLIDATED INCOME                4TH QUARTER OF THE YEAR:                              YEAR:
                            ---------------------------------------- ----------------------------------------------
                              2002         %        2001         %        2002         %        2001         %
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
From the operation of       92.6       62         41.2       48         285.1      57         134.8      47
commercial centers
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
From the operation and      56.2       38         41.4       49         210.7      42         141.9      49
management of hotels
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Other                       -          -          2.6        3          1.6        1          10.2       4
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total revenues              148.8      100        85.2       100        497.4      100        286.9      100
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------


CONSOLIDATED GROSS PROFIT          4TH QUARTER OF THE YEAR:                              YEAR:
                            ---------------------------------------- ----------------------------------------------
                              2002         %        2001         %        2002         %        2001         %
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
From the operation of       39.7       42.8       19.9       48.2       132.3      46.4       66.8       49.6
commercial centers
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
From the operation and      0.4        0.7        0.8        1.9        13.2       6.3        13.3       9.3
management of hotels
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Other                       -          -          1.4        52.3       0.1        7.7        2.8        27.1
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Total gross profit          40.1       26.9       22.1       25.9       145.6      29.3       82.9       28.9
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------


The increase in revenues in the reported periods compared to the corresponding periods last year is primarily due to the inclusion of the activities of four additional entertainment and commercial centers in Hungary and two entertainment and commercial centers in Poland, most of which were inaugurated at the end of 2001, in addition to another three entertainment and commercial centers acquired on February 25, 2002.

The increase in revenue turnover in the reported periods derives from the inclusion of operating results of the Bucuresti Hotel in Romania, commencing from the second quarter of 2001, and revenues from the Victoria London Hotel and the Sherlock Holmes Hotel in England, which were inaugurated in September 2001.

It is the practice of the hotel sector to measure gross profit before depreciation and amortization expenses and the following table presents the gross profit for the hotel sector as stated.

(Data in NIS millions)

                                   4TH QUARTER OF THE YEAR:                              YEAR:
                            ---------------------------------------- ----------------------------------------------
                              2002         %        2001         %        2002         %        2001         %
                            ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
GROSS PROFIT FROM THE         18.2        32        13.01      31.4        75        35.7       46.9        33
OPERATION AND MANAGEMENT
OF HOTELS (BEFORE
DEPRECIATION AND
AMORTIZATION)


On December 31, 2002, Elscint Limited sold to a third party all of the manufacturing, assembly, engineering and integration activity of its assemblies and sub-assemblies sector (primarily for medical imaging equipment), which were carried out at Elscint's plant at Ma'alot, in the north of Israel. Under the terms of the agreement, Elscint sold to the purchasers the plant's assets (tangible and intangible) as defined in the agreement.

Upon completion of this transaction, the group's activity in the assemblies and sub-assemblies sector and in the field of medical imaging in general, was discontinued.

Net consolidated research and development expenses in the fourth quarter of 2002 amounted to approximately NIS 9.3 million (approximately $2.0 million) after deduction of the participation of the Chief Scientist in the amount of approximately NIS 1.9 million (approximately $0.4 million), compared to net research and development expenses of approximately NIS 10 million after the participation of the Chief Scientist in the amount of approximately NIS 2.4 million in the corresponding quarter last year.

In 2002, net research and development expenses amounted to approximately NIS 29 million (approximately $6.1 million) following deduction of the Chief Scientist's participation in the amount of approximately NIS 7.8 million (approximately $1.6 million), compared to net research and development expenses of approximately NIS 24.6 million following deduction of the Chief Scientist's participation in the amount of approximately NIS 14.5 million in the corresponding period last year.

Net research and development expenses derive, in full, from the subsidiary InSightec - Image-Guided Treatment Ltd., which focuses primarily on the development of a non-invasive means of treatment of tumours, and the focused penetration of drugs. The system is based on MRI (magnetic resonance imaging) guided high-focus ultrasound (HIFUS).

In the three and twelve month periods ended December 31, 2002, the Company recorded, under other income, deferred income amounts deriving from an increase in the Company's share in the net book value of InSightec (resulting from the decrease in its rate of shareholding in InSightec) at the end of 2001, in amounts of approximately NIS 7.9 million (approximately $1.7 million) and NIS
25.3 million (approximately $5.3 million), respectively.

Consolidated administrative and general expenses for the fourth quarter of 2002 amounted to approximately NIS 24.2 million (approximately $5.1 million) compared to NIS 17.3 million in the corresponding quarter last year. In 2002, administrative and general expenses amounted to NIS 89.7 million (approximately $19.0 million) compared to NIS 63.4 million in the corresponding period of last year.

These increases derive primarily from an increase in administrative and general expenses in the subsidiary company Plaza Centers, which incorporates the activities of commercial centers in a group comprising an additional eight entertainment and commercial centers, over the course of the reported year.

Consolidated net financing income in the fourth quarter of 2002 amounted to approximately NIS 19.3 million (approximately $4.1 million) compared to net financing income of NIS 50 million in the corresponding quarter last year. In 2002, net financing expenses totalled approximately NIS 5.5 million (approximately $1.2 million), compared to net financing income of approximately NIS 103.5 million in the corresponding period last year.

The transition from net financing income to net financing expense in the reported year as compared to the corresponding period last year was primarily due to a combination of the following factors:

     1. An increase in the volume of credit balances (mainly in Hungary and Poland) assumed by group companies (mainly during the first quarter) for financing increases in investments in entertainment and commercial centers and the resulting increase in the cost of credit.

     2. A decrease in Elscint's liquid assets and derived real interest rate and the resulting decrease in yield of such cash and deposits.

     3.   A  decrease  in  the  Company's   income  from  derivative   financial
          transactions carried out by the Company's investments department compared to last year.

     4. Changes in the exchange rate of operational currencies (primarily the Euro and the Shekel) in relation to the exchange rate of financing currencies (primarily the dollar), which yielded financing income due to the lower rate of depreciation of the dollar to the shekel compared to last year.

Total consolidated balance sheet assets as of December 31, 2002, amounted to approximately NIS 5,846 million (approximately $1,236 million) compared to approximately NIS 4,818 million as of December 31, 2001. The increase derived mainly from the fixed assets item, primarily in the commercial center and hotel sectors.

Total consolidated shareholders' equity as of December 31, 2002 stood at approximately NIS 1,082 million (approximately $228.8 million) compared to approximately NIS 934 million in the corresponding period last year. The increase in shareholders' equity for the reported period amounted to approximately NIS 148 million (approximately $31.3 million).

The increase in shareholders' equity derived primarily from the approximately NIS 41.1 million (approximately $8.7 million) in net profit in the reported period, in addition to the increase in capital reserves (net of translation differences of NIS 106 million) deriving primarily from the significant strengthening of exchange rates of the operating currencies of investee companies in relation to the shekel.

Basic net earnings per share for the year ended December 31, 2002 totalled approximately NIS 1.84 ($0.39) per share.




--------------------------------------------------------------------------------

Company Contact:                                        Investor Contact:
---------------                                         -----------------
Marc Lavine, Adv.                                       Rachel Levine
Elbit Medical Imaging Ltd.                              The Anne McBride Company
011-972-3-608-6011                                      1-212-983-1702
mlavine@europe-israel.com                               rlevine@annemcbride.com


FORWARD LOOKING STATEMENTS WITH RESPECT TO EMI'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF EMI'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN EMI'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                             FINANCIAL TABLES FOLLOW

                           ELBIT MEDICAL IMAGING LTD.

          Condensed quarterly statements of earnings for the year 2002

                      Adjusted to shekels of December 2002

                                  (In NIS 000s)


                                          FOR THE YEAR ENDED          FOR THE THREE-MONTH PERIOD ENDED
                                             DECEMBER 31
                                        ----------------------- -------------------------------------------
                                         2002         2001       31/3/02   30/6/02   30/9/02     31/12/02
                                        -------- -------------- --------- --------- --------- -------------
                                               (Audited)                        (Unaudited)
REVENUES:
From operation of commercial centers      285,151     134,752    52,054    71,321      69,125     92,651
From operation and management of hotels   210,650     141,901    41,747    59,628      53,131     56,144
From performance of long-term projects      1,538     10,223     938       600         -          -
                                          497,339     286,876    94,739    131,549     122,256    148,795
                                         ---------- ------------ --------- ----------- ---------- ----------
COSTS:
From operation of commercial centers      152,887     67,926     26,849    37,554      35,509     52,975
From operation and management of hotels   197,407     128,653    43,109    51,749      46,810     55,739
From performance of long-term projects      1,419      7,452     876       543         -          -
                                          351,713     204,031    70,834    89,846      82,319     108,714
                                         ---------- ------------ --------- ----------- ---------- ----------

GROSS PROFIT                              145,626     82,845     23,905    41,703      39,937     40,081
                                         ---------- ------------ --------- ----------- ---------- ----------

Initiation cost of projects                16,949      5,969     1,587     3,708       2,256      9,398
Research & development expense, net        29,001     24,663     6,740     9,678       3,355      9,228
Administrative & general expense           89,711   63,456       18,391    21,016      26,094     24,210
Marketing & selling expense                28,591   8,469        6,220     7,440       8,196      6,735
                                          164,252   102,557      32,938    41,842      39,901     49,571

OPERATING INCOME  (LOSS) BEFORE  NET
FINANCING INCOME                         (18,626)   (19,712)     (9,033)   (139)       36         (9,490)
                                         ---------- ------------ --------- ----------- ---------- ----------

Financing income (expenses), net          (5,545)   103,510      17,905    (40,821)    (1,913)    19,284
OPERATING INCOME (LOSS) AFTER  NET       (24,171)   83,798       8,872     (40,960)    (1,877)    9,794
FINANCING INCOME (EXPENSE)

Other income (expense), net                9,687    34,731       7,289     5,583       (2,288)    (897)
Profit (loss) before taxes on income     (14,484)   118,529      16,161    (35,377)    (4,165)    8,897
Taxes on income                           22,128    13,857       3,401     (2,231)     643        20,315
Profit (loss) after taxes on income      (36,612)   104,672      12,760    (33,146)    (4,808)    (11,418)

Company's share in results of investee    (2,962)   (9,899)      -         -           -          (2,962)
companies, net
Minority -interest in losses (income)     24,960    (6,029)      (1,274)   7,121       (1,084)    20,197
of subsidiaries, net
Net profit (loss) from continuing        (14,614)   88,744       11,486    (26,025)    (5,892)    5,817
operations, net

Profit from discontinued operations,      55,804    19, 119      2,795     18,282      212        34,515
net
NET PROFIT (LOSS) FOR THE PERIOD          41,190    107,863      14,281    (7,743)     (5,680)    40,332
                                         ---------- ------------ --------- ----------- ---------- ----------


                           ELBIT MEDICAL IMAGING LTD.

          Condensed quarterly statements of earnings for the year 2002

                      Adjusted to shekels of December 2002

                         (In thousands of U.S. Dollars)


                                                     FOR THE YEAR ENDED            FOR THE THREE-MONTH PERIOD ENDED
                                                        DECEMBER 31

                                                     2002         2001       3/31/02     6/30/02     9/30/02     12/31/02

Revenues:                                          (Audited)                     (Unaudited)
From operation of commercial centers                   60,286       28,489      11,005      15,078       14,614      19,588
From operation and management of hotels                44,535       30,000       8,826      12,606       11,233      11,870
From performance of long-term projects                    325        2,161         198         127
                                                      105,146       60,650      20,029      27,812       25,847      31,458
                                                     --------      -------     -------     -------      -------     -------

COSTS:
From operation of commercial centers                   32,323       14,361       5,676       7,940        7,507      11,200
From operation and management of hotels                41,735       27,199       9,114      10,941        9,896      11,784
From performance of long-term projects                    300        1,575         185         115
                                                       74,358       43,136      14,975      18,995       17,404      22,984
                                                     --------      -------     -------     -------      -------     -------
GROSS PROFIT                                           30,788       17,515       5,054       8,817        8,443       8,474
                                                     --------      -------     -------     -------      -------     -------

Initiation cost of projects                             3,583        1,262         336         784          477       1,987
Research & development expense, net                     6,131        5,214       1,425       2,046          709       1,951
Administrative & general expense                       18,966       13,416       3,888       4,443        5,517       5,118
Marketing & selling expense                             6,045        1,790       1,315       1,573        1,733       1,424
                                                       34,726       21,682       6,964       8,846        8,436      10,480
OPERATING INCOME (LOSS) BEFORE NET FINANCING
INCOME                                                (3,938)      (4,167)     (1,910)        (29)            8     (2,006)
                                                     --------      -------     -------     -------      -------     -------

Financing income (expense), net                       (1,172)       21,884       3,785     (8,630)        (404)       4,077
OPERATING INCOME (LOSS) AFTER NET FINANCING           (5,110)       17,716       1,876     (8,660)        (397)       2,071
INCOME (EXPENSE)

Other income (expense), net                             2,048        7,343       1,541       1,180        (484)       (190)
Profit (loss) before taxes on income                  (3,062)       25,059       3,417     (7,479)        (881)       1,881
Taxes on income                                         4,678        2,930         719       (472)          136       4,295
Profit (loss) after taxes on income                   (7,740)       22,129       2,698     (7,008)      (1,016)     (2,414)

Company's share in results of investee                  (626)      (2,093)           0           0            0       (626)
companies, net
Minority -interest in losses (income) of                5,277      (1,275)       (269)       1,505        (229)       4,270
subsidiaries, net
Net profit (loss) from continuing operations, net     (3,090)       18,762       2,428     (5,502)      (1,246)       1,230

Profit from discontinued operations, net               11,798        4,042         591       3,865           45       7,297
NET PROFIT (LOSS) FOR THE PERIOD                        8,708       22,804       3,019     (1,637)      (1,201)       8,527
                                                     --------      -------     -------     -------      -------     -------
